

December 14, 2011

<u>Via E-Mail and Mail</u>
Mark D. Mishler
Senior Vice President, Chief Financial Officer
Breeze-Eastern Corporation
35 Melanie Lane
Whippany, NJ 07981

      Re: **Breeze-Eastern Corporation**
            Form 10-K for Fiscal Year Ended March 31, 2011
            Filed June 3, 2011
            File No. 001-07872

Dear Mr. Mishler:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended March 31, 2011</u>

<u>Management's Discussion and Analysis, page 17</u>
<u>Critical Accounting Policies, page 18</u>
<u>Inventory, page 18</u>

1. You disclose in the notes to the financial statements that you changed the methodology to assess inventory that is considered excess or obsolete. The amount recorded for the effect of the change was material to your fiscal 2010 results. In view of this, please expand your disclosure here to provide greater insight into the quality, sensitivity and variability regarding the factors, assumptions and judgments that may materially affect the amount of excess or obsolescence recorded. To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance. Include in your disclosure

the basis for the change in methodology and why you expect the current methodology will improve the quality of associated amounts reported for inventory. Please provide us with a copy of your intended revised disclosure.

Results of Operations, page 19

2. Given the materiality of the variances in the amount of reported income taxes and effective tax rates over the last three fiscal years, please include an analysis of the factors that affected these items between comparable periods. In particular, it appears from the notes to your financial statements that your analysis may need to provide emphasis to the effect of state income taxes in each period, in particular state NOL's and associated valuation allowances, and general business credits in fiscal 2010. Please provide us with a copy of your intended revised disclosure.

Notes to Consolidated Financial Statements, page 34
Note 2. Inventories, page 37

3. Please explain to us why your prior methodology for determining inventory obsolescence was not adequate to identify the total adjustment of $3,311,000 made to the reserve during the fourth quarter of fiscal 2010.

Note 13. Contingencies, page 48
Environmental Matters, page 48

4. In regard to the material charge to your environmental reserves in the fourth quarter of fiscal 2010 based on new information that was reviewed and evaluated, please tell us (i) the sites that were affected, (ii) the amount of the charge recorded for each affected site and in total, (iii) the details of the new information obtained, when it was obtained and how each affected site was affected, (iv) why such information was not available prior to the fourth quarter of fiscal 2010, especially given that you state that you perform quarterly reviews of the status of your environmental sites and related liabilities, and (v) why the amount of the charge recorded in the fourth quarter of fiscal 2010 was not determinable in disclosures of the estimated possible range of loss pursuant to Accounting Standards Codification 450-20-50-4(b) prior to that quarter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief